Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-256340

NOUVEAU MONDE GRAPHITE INC.

Public Offering of Common Shares

Final Term Sheet

US$52.5 Million

June 18, 2021

A final base shelf prospectus dated May 19, 2021 containing important information relating to the securities described in this document has been filed with the securities regulatory authority in each of the provinces of Canada. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. A copy of the final base shelf prospectus, and any applicable shelf prospectus supplement, is required to be delivered with this document. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Nouveau Monde Graphite Inc. has filed a registration statement on Form F-10 with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the offering to which this communication relates. The offering to which this communication relates is being made only by means of a prospectus supplement and accompanying base shelf prospectus. A copy of the prospectus supplement and accompanying base shelf prospectus related to the offering may be obtained from Evercore Group L.L.C., Attention: Equity Capital Markets, 55 East 52nd Street, 35th Floor, New York, NY 10055, by telephone at (888) 474-0200 or by e-mail at ecm.prospectus@evercore.com; or in Canada by contacting BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com.

Capitalized terms used but not otherwise defined herein shall have the respective meaning ascribed thereto in the final base shelf prospectus and any applicable shelf prospectus supplement.

Issuer:	Nouveau Monde Graphite Inc. (the “Company”).

Description of the Company:

The Company is a Québec-based company incorporated pursuant to the Canada Business Corporations Act whose mission is to become a major producer of advanced graphite materials with a carbon-neutral footprint.

Offering Size:	US$52,500,000 on a firm commitment basis (US$60,375,000 if the Over-Allotment Option is exercised in full).

Offered Shares:	7,000,000 common shares in the share capital of the Company (the “Offered Shares”), plus the common shares issuable upon exercise of the Over-Allotment Option (as defined below).

Offering Price:	US$7.50 per Offered Share (the “Offering Price”).

Over-Allotment Option:	The Company has granted to the Underwriters an option (the “Over-Allotment Option”), exercisable, in whole or in part, at any time for a period of 30 days from and including the Closing Date, to purchase at the Offering Price up to an additional 1,050,000 common shares representing 15% of the number of Offered Shares purchased pursuant to the offering.

Shares Outstanding:	Upon completion of the offering, an aggregate of 44,115,145 common shares will be issued and outstanding (45,165,145 common shares if the Over- Allotment Option is exercised in full).

Use of Proceeds:	The aggregate net proceeds to the Company from the offering are estimated to be approximately US$48.8 million (US$56.1 million if the Over-Allotment Option is exercised in full) after deducting the Underwriters' fee but before the expenses relating to the offering.

The net proceeds of the Offering are expected to be used towards the development of the Matawinie Mine project and the LiB Anode Plant project, and for general working capital and corporate expense needs.

Listing:	The common shares are listed on the NYSE and the TSXV under the symbols “NMG” and “NOU”, respectively.

The TSX Venture Exchange (“TSXV”) has conditionally approved the listing of the Offered Shares and the common shares to be issued on the exercise of the Over-Allotment Option. In addition, the Company has applied to have the Offered Shares listed on the New York Stock Exchange (“NYSE”). Listing will be subject to the Company fulfilling all the listing requirements of the TSXV and the NYSE.

Eligibility for Investment:	Eligible under the usual statutes and for RRSPs, RRIFs, RESPs, RDSPs and TFSAs.

Underwriting Fee:	7.0% of the gross proceeds of the offering (including the Over-Allotment Option).

Underwriters:	Evercore Group L.L.C. and BMO Nesbitt Burns Inc. are acting as joint book-running managers. B. Riley Securities, Inc. and Stifel Nicolaus Canada Inc. are also acting as joint book-running managers. Roth Capital Partners, LLC is acting as co-manager.

Closing:	June 23, 2021 (T+3).

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Offered Shares on the date of pricing will be required, by virtue of the fact that the Offered Shares initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Offered Shares who wish to trade the Offered Shares on the date of pricing should consult their own advisors.

Shareholder Participation:	One of the Company’s current shareholders, Pallinghurst Graphite International Limited, has indicated that it and one of its investors collectively intend to purchase 706,666 Offered Shares in the Offering for aggregate gross proceeds to the Company of approximately US$5,300,000.

Private Placement:	Shortly following the closing of the Offering, the Company plans to complete a non-brokered private placement of Common Shares for aggregate proceeds of up to 25% of the aggregate gross proceeds of the Offering, at a price per share which will not be less than the Offering Price for maximum gross proceeds of approximately US$13,125,000, with one of its current shareholders (the “Private Placement”). In addition, the shareholder participating in the Private Placement will have the option to purchase, at the Offering Price, such number of additional Common Shares as is equal to 15% of the initial number of Common Shares under the Private Placement in the event of the full exercise of the Over-Allotment Option under the Offering (or such lesser number of Common Shares as is proportionate to any lesser exercise of the Over-Allotment Option) . The Private Placement will be made pursuant to an exemption from Canadian prospectus requirements and the Common Shares issued pursuant thereto will be subject to restrictions on resale for a period of four months and one day from the closing of the Private Placement under applicable Canadian securities legislation. The completion of the contemplated Private Placement will be subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and other approvals including the conditional approvals of the TSXV and the NYSE. Closing of the Private Placement and of the Offering are not conditional upon each other.